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                          June 11, 2024

       David A. Jenkins
       Chief Executive Officer
       Catheter Precision, Inc.
       1670 Highway 160 West, Suite 205
       Fort Mill, SC 29708

                                                        Re: Catheter Precision,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 4, 2024
                                                            File No. 333-279930

       Dear David A. Jenkins:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              B. Joseph Alley, Jr.,
Esq.